

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Jeff Arnold
Chief Executive Officer
Sharecare, Inc.
255 East Paces Ferry Road NE
Suite 700
Atlanta, Georgia 30305

  Re: Sharecare, Inc.
    Registration Statement on Form S-1
    Filed July 21, 2021
    File No. 333-258061

Dear Mr. Arnold:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Michael Hamilton